August 19, 2024

J. Bryant Kirkland III
Senior Vice President and Chief Financial Officer
Douglas Elliman Inc.
4400 Biscayne Boulevard
Miami, FL 33137

        Re: Douglas Elliman Inc.
            Registration Statement on Form S-3
            Filed August 15, 2024
            File No. 333-281561
Dear J. Bryant Kirkland III:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Alan J. Fishman, Esq.